UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces update on the UFN-III Project

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Rio de Janeiro, April 13, 2026 – Petróleo Brasileiro S.A. - Petrobras, following up on the announcement of October 25, 2024, informs that its Board of Directors has approved the resumption of construction of the Nitrogen Fertilizer Unit (UFN-III), located in Três Lagoas (MS). The decision is based on a thorough reassessment of the project, aligned with the guidelines of the company’s Business Plan 2026-2030.

The economic attractiveness of the asset was confirmed, attesting to its feasibility (positive Net Present Value, or “NPV”) in all scenarios considered by the company’s investment approval system. The estimated investment for the completion of UFN-III is approximately US$ 1 billion, with the start of commercial operations scheduled for 2029.

The entire final investment approval process underwent the required analyses, strictly adhering to corporate governance practices and current internal regulations. With the final decision by Petrobras’ competent authorities, the company will proceed to the final contracting phase and subsequent signing of contracts, with construction expected to resume in the first half of 2026.

The unit had been mothballed since 2015, and in 2023, Petrobras decided to return to the fertilizer segment, as per the Business Plan in effect at the time. The return to investments in this segment was based on technical and economic feasibility studies, aiming to expand the company’s gas market and contribute to reducing Brazil’s dependence on fertilizer imports.

About the UFN-III Project

The nominal capacity of UFN-III is projected at approximately 3,600 tons per day of urea and 2,200 tons per day of ammonia, of which 180 tons are surplus and available for sale. The unit is strategically located, adjacent to the largest consumer markets for these products, with its production primarily destined for the states of Mato Grosso, Mato Grosso do Sul, Goiás, Paraná, and São Paulo. This position ensures greater reliability in meeting the growing demand for urea fertilizer in the country.

The project incorporates modern equipment and state-of-the-art technologies, resulting in high levels of industrial efficiency.

Ammonia serves as a key raw material for the fertilizer and petrochemical sectors. Urea, in turn, stands out as the most in-demand nitrogen fertilizer in Brazil, with national consumption around 8 million tons per year. Agribusiness absorbs this volume in crops such as corn, sugarcane, coffee, wheat, and cotton, in addition to its use in livestock as a feed supplement for ruminants.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer